SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 7 November 2002


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------

EXHIBIT NO.

1.1          Holding(s) in Company released on 2nd October 2002
1.2          Notice of Results released on 9th October 2002
1.3          Director Shareholding released on 10th October 2002
1.4          Disposal released on 16th October 2002
1.5          Directorate Change released on 29th October 2002


EXHIBIT 1.1

Letter to BP Amoco PLC

Dated 30th September 2002

COMPANIES ACT 1985, (AS AMENDED) SECTIONS 198 TO 210A
DISCLOSURE OF INTEREST IN SHARES

In accordance with the above provisions we hereby give you notice that the Co-operative Insurance Society Limited holds, as beneficial owner, 1,529,538 BP Amoco 8% cum 1st Prf shares at the close of business on 30th September 2002 this being equal to 21.15% of the relevant issued share capital of 7,232,838. The increase in our percentage holding is as a result of the following transaction:

Date            Transaction type              Number of 8% cum prf shares

30/09/02        Stock Loan Return                       29,000

Co-operative Insurance Society Limited holds the shares as beneficial owner. The notification given in this letter arises by virtue of approved stock lending activity undertaken by Co-operative Insurance Society Limited.

You note also that Co-operative Insurance Society Limited has, under the terms of its stock lending agreement, the right to call for delivery to it of shares of an identical type, nominal value, description and amount to the securities lent. By virtue of section 208(5) of the Companies Act 1985, such right is deemed to be a notifiable interest in such securities.

Letter from: Co-operative Insurance Society Limited

EXHIBIT 1.2

BP GROUP RESULTS FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2002 AND QUARTERLY DIVIDEND ANNOUNCEMENT

I write to inform you that the Group results for the third quarter ended 30 September 2002 and the quarterly dividend will be announced through the Regulatory News Service at 10.00 a.m. (Greenwich Mean Time) on 29 October 2002.


Yours faithfully

BP p.l.c.

EXHIBIT 1.3

Letter to:  RNS

We have today been advised by Computershare Plan Managers that on 10 October 2002 the following Directors of BP p.l.c. acquired the numbers of BP Ordinary shares shown opposite their names below @ GBP4.07 per share through participation in the BP ShareMatchUK Plan:-

    Dr J.G.S. Buchanan                         90 shares
    Mr R.F. Chase                              90 shares
    Mr R.L. Olver                              90 shares

Letter from:  BP p.l.c.

EXHIBIT 1.4

press release

October 16, 2002

                BP TO SELL RETAIL AND OTHER INLAND FUEL BUSINESSES
                 IN THE REPUBLIC OF CYPRUS TO HELLENIC PETROLEUM


BP has today agreed to sell, subject to the necessary regulatory approvals, its retail network of 70 service stations and other inland fuels businesses in the Republic of Cyprus to Hellenic Petroleum. The sale excludes BP's international businesses Air BP and BP Marine, and BP Lubricants.

The decision to sell is the result of BP's ongoing review of its global portfolio which concluded that the retail and other inland fuels businesses in Cyprus would have more longer term value to a company wishing to establish a significant position in the Cyprus fuels market, and as a platform for regional expansion. Financial details of the sale are not being disclosed.

"The retail and other inland fuel businesses in Cyprus, are a profitable operation with highly skilled and professional staff," said Mr George Petrou, BP Country President in Cyprus.

"It has grown steadily over the years but no longer fits within BP's strategy. We have therefore decided to re-position our assets and focus on areas where we believe we can deliver a stronger performance."

Hellenic Petroleum is 67.8 per cent owned by the Greek state and is the largest Greek Refiner, owning 50 per cent of Greece's refining capacity through two refineries - Aspropyrgos and Thessaloniki - and also a majority stake in the Skopje refinery. Hellenic Petroleum has a 23 per cent share of the Greek retail market through the EKO brand and is the leading integrated oil company in Greece. It also has a presence in Albania, Montenegro and Georgia through marketing subsidiaries. From this strong base, Hellenic Petroleum is pursuing a strategy of regional expansion with a focus on South Eastern Europe.

"We are delighted to acquire BP's retail and other inland fuels businesses in Cyprus. It is a strategic opportunity for our company. BP Cyprus Limited is an efficient and well managed company, and it gives us a unique opportunity to establish a significant position in Cyprus. It will also provide a platform for expanding in the region and we are well equipped to make it a very successful business venture", said Mr Athanasios Karachalios, Managing Director of Hellenic Petroleum.

The shares of BP Cyprus Limited will transfer to Hellenic Petroleum together with around 40 members of staff, under local rules and regulations and existing terms and conditions of employment. Trade unions and employees have been appropriately briefed. The BP service stations will be progressively rebranded to the EKO brand.

Air BP, BP Marine and BP Lubricants are independent businesses which will be largely unaffected by the sale and will continue their activities in Cyprus under the new name, BP Eastern Mediterranean Ltd, a wholly-owned subsidiary of BP p.l.c.


Notes to Editors:


* BP Cyprus Limited sells approximately 500 million litres of fuel per annum and is the leading motor gasoline marketer in Cyprus with an approximate 35 per cent market share.

* The businesses sold to Hellenic Petroleum include a retail network of 70 service stations, an inland direct and wholesaling fuels business, an LPG storage and bottling plant and a 65 per cent shareholding in the Superlube lubricants blending plant.

* There are approximately 70 staff in BP Cyprus and one third will remain with the retained businesses of BP Eastern Mediterranean Limited. The remaining staff will continue in the employment of BP Cyprus Limited under the ownership of Hellenic Petroleum.

* The net value of the assets involved in the sale was GBP14 million as at December 2001.

Further information:

Wendy Silcock, BP Press Office London,  +44 207 496 4358

George Petrou, BP Cyprus, +357 22 477222

EXHIBIT 1.5

press release

October 29, 2002


                             BP BOARD ANNOUNCEMENT

The board of BP p.l.c. announced today that it intends to appoint Dr Byron Grote as chief financial officer (CFO) of the company with effect from November 21, 2002.

Dr Grote, 54, will succeed Dr John Buchanan, 59, who has been CFO since 1996. Dr Buchanan is retiring from the board as of the same date.

BP chief executive Lord Browne said: "I would like to express our appreciation for the immense contribution John Buchanan has made to BP over a 33-year career, in particular in his role as CFO over the last six years, a period of unprecedented expansion for the company."

Dr Grote was appointed an executive director of BP and chief executive of BP Chemicals in August 2000. On his move to CFO he will retain his additional board responsibilities for the Integrated Supply & Trading function and the Asia region. His board responsibilities for Chemicals will be assumed by BP deputy chief executive Rodney Chase. John Buchanan's board responsibilities for Australasia will pass to Exploration chief executive Richard Olver.

                                         SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  BP p.l.c.
                                                  (Registrant)



Dated: 7 November 2002                            /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary